767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
August 5, 2022

VIA EDGAR TRANSMISSION

Michael Killoy

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street NE

Washington, D.C. 20549

Re:	Covetrus, Inc.
Schedule 13E-3
Filed on June 30, 2022
File No. 005-90857

Preliminary Proxy Statement on Schedule 14A
Filed June 30, 2022
File No. 001-38794

Dear Mr. Killoy:

On behalf of our client, Covetrus, Inc. (the “Company”), we are responding to the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2022 with regard to the Preliminary Proxy Statement on Schedule 14A (File No. 001-38794) filed by the Company on June 30, 2022 (the “Proxy Statement”) and the Transaction Statement filed on Schedule 13E-3 by the applicable filing parties (File No. 005-90857) (the “Schedule 13E-3”). In connection with these responses, the Company and the applicable parties are filing, electronically via EDGAR to the Commission, an amendment to the Proxy Statement (the “Amended Proxy Statement”) and an amendment to the Schedule 13E-3 (the “Amended 13E-3”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Amended Proxy Statement and the Amended 13E-3 include updates to certain other disclosures contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all captions and references to page numbers in such responses correspond to page numbers set forth in the Amended Proxy Statement or Amended 13E-3, as applicable. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Proxy Statement or Amended 13E-3, as applicable.

Schedule 13E-3

Securities and Exchange Commission August 5, 2022 Page 2

General

1.

Comment: Revise the proxy statement to present the information required by Items 7, 8 and 9 of Schedule 13E-3 at the forepart of the document in a section entitled “Special Factors. See Rule 13e-3(e)(1)(ii).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 22 of the Amended Proxy Statement.

2.

Comment: Please advise whether any of the filing persons on the Schedule 13E-3 besides the Company engaged a financial advisor in connection with this transaction. In this regard, we note the disclosure on page 5 of the proxy statement referencing $34 million in fees incurred by Parent and Merger Sub for “legal, financial and other advisory fees.” To the extent that they did so, please revise to provide the disclosure required by Item 9 of Schedule 13E-3, or advise. In addition, file any written materials received as exhibits to the Schedule 13E-3.

Response: Deutsche Bank Securities Inc. (“Deutsche Bank”), UBS Investment Bank (“UBS”), BMO Capital Markets and Mizuho Securities USA LLC served as financial advisors to the CD&R Entities in connection with the transaction. Deutsche Bank and UBS are entitled to receive $4 million in aggregate compensation that related to the transaction in their capacities as financial advisors; the remaining approximately $30 million in fees to be incurred by Parent and Merger Sub consists of due diligence, accounting, legal, tax and other fees and expenses in connection with the transaction. These financial advisors did not provide any report, opinion or appraisal that is materially related to the transaction, including any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to the Company’s stockholders or the fairness of the transaction to the Company or the CD&R Entities or to the unaffiliated stockholders of the Company.

3.

Comment: In your response letter, tell us why you have not included TPG Global and its affiliates as filers on the Schedule 13E-3. Alternatively, add filers and revise the proxy statement to include all of the disclosure required by Schedule 13E-3 for the newly-added filers.

Response: In response to the Staff’s comment, we respectfully advise the Staff that neither TPG Global nor any of its affiliates are required to be filers on the Schedule 13E-3 as none are affiliates of the Company for purposes of Rule 13e-3. Rule 13e-3 defines an “affiliate” of the issuer, in this case the Company, as a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. Here, neither TPG Global nor any of its affiliates directly or indirectly or through one or more intermediaries controls, is controlled by, or is under common control with the Company. Neither TPG Global nor any of its affiliates (i) holds any equity interests in the Company, (ii) has material relationships with the Company or (iii) possesses any direct or indirect power to cause the direction of the management and policies of the Company, thus we conclude that neither TPG Global nor any of its affiliates are affiliates of the issuer for purposes of Rule 13e-3.

Preliminary Statement on Schedule 14A

Securities and Exchange Commission August 5, 2022 Page 3

Cautionary Statement Regarding Forward-Looking Statements, page 22

4.

Comment: The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements made in connection with a going private transaction such as this one. See Exchange Act Section 21(b)(1)(E). Please revise this section accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 104 of the Amended Proxy Statement.

Background of the Merger, page 34

5.

Comment: We note the disclosure that the Company retained both Goldman Sachs and Lincoln International as its financial advisors in connection with this transaction. Revise the proxy statement to summarize all reports, either written or oral, provided by Lincoln and to file any written materials as exhibits to the Schedule 13E-3.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53 through 56 of the Amended Proxy Statement to reflect the joint presentations provided by both Goldman Sachs and Lincoln. Exhibits (c)(7) through (c)(11), (c)(13) and (c)(14) to the Schedule 13E-3 have also been filed in response to the Staff’s comment.

6.

Comment: Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A requires a filing person to summarize in considerable detail any reports, whether oral or written, in the proxy statement. This section references multiple presentations by Goldman Sachs to the Board during the course of entering into this Merger Agreement, and considering alternatives for the Company. See for example, references to meetings on September 30, 2021, October 25, 2021, December 3, 2021, and December 9, 2021. For these and any other meetings between the Company and its financial advisors, summarize the substance of the presentations and file any written materials provided as exhibits to the Schedule 13E-3. We note that the only materials currently filed are dated May 2022.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53 through 56 of the Amended Proxy Statement. Exhibits (c)(3) through (c)(15) to the Schedule 13E-3 have also been filed in response to the Staff’s comment.

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 46

7.

Comment: We note that the Transaction Committee considered the analyses and conclusion underlying Goldman Sachs opinion in making its fairness determination. We note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and corresponding Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Accordingly, please revise to state, if true, that the Transaction Committee, on behalf of Covetrus, Inc, ultimately adopted Goldman Sachs analyses and conclusion as their own.

Securities and Exchange Commission August 5, 2022 Page 4

Response: The Company respectfully acknowledges the Staff’s comment and confirms that, while the analyses and conclusions underlying Goldman Sachs’s opinion were among the factors considered by the Transaction Committee, the Transaction Committee did not base its fairness determination on such analyses.

Position of the CD&R Entities as to the Fairness of the Merger, page 51

8.

Comment: Refer to the second to last paragraph in this section on page 54 of the proxy statement. Remove the qualifier “is believed to” in the first sentence of that paragraph. The filing persons are responsible for describing their analysis of the Merger, including all material factors they considered in reaching their determination that it is fair to unaffiliated shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of the Amended Proxy Statement.

Certain Financial Projections Utilized in Connection with the Merger, page 54

9.	Comment: Summarize the material assumptions and limitations on the financial forecasts disclosed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Amended Proxy Statement.

Opinion of Goldman Sachs & Co. LLC, page 57

10.

Comment: On page 60, explain in greater detail how Goldman selected the precedent transactions it analyzed. Provide the same expanded explanation for how it identified the selected companies on page 62.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 49 and 50 of the Amended Proxy Statement.

11.

Comment: The Board Book materials filed as Exhibit 99(c)(2) of Schedule 13E-3 should be summarized in considerable detail in the proxy statement. See Item 1015(b)(6) of Regulation M-A and Item 9 of Schedule 13E-3. As one example only of information currently omitted, revise to disclose all of the per share valuation ranges that appear on page 15 of Exhibit 99(c)(2), including the Wall Street Analyst Price Targets and the 52- Week Trading Range per shares values.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 51 of the Amended Proxy Statement.

Purpose and Reasons of the CD&R Entities for the Merger, page 64

Securities and Exchange Commission August 5, 2022 Page 5

12.

Comment: Revise this section to discuss why the CD&R Entities are seeking to purchase all of the common shares of the Company they do not currently own. The statement that the Merger “is to allow Parent to own equity interests in the Company and to bear the rewards and risks of such ownership” does not explain why those parties seek to do so. See Item 1013 of Regulation M-A. Please expand to explain why the CD&R Entities are seeking to acquire the Company. Your revised discussion should also address the reasons for the timing of the transaction.

Response: In response to the Staff’s comment, the disclosure on page 56 of the Amended Proxy Statement has been revised.

General

13.

Comment: We note the disclosure in the Background of the Merger section describing interactions between CD&R and the Company leading up to the parties’ entry into the Merger Agreement. We note the disclosure that in August 2021, CD&R relayed its possible interest in having the Company explore strategic alternatives, including a purchase of the Company. This interest was reiterated in November 2021. By April 2022, the CD&R representatives (at a meeting of the Transaction Committee) communicated their willingness to explore a purchase of the Company at a price range of $21-$22 per shares. However, we are unable to locate a Schedule 13D amendment for CD&R from November 11, 2020 until May 20, 2022 (which amendment disclosed the Merger proposal). Please advise, with reference to the disclosure requirements of Schedule 13D including Item 4 of that Schedule, why CD&R did not amend its Schedule 13D earlier.

Response: In response to the Staff’s comment, CD&R respectfully submits that the amendment of CD&R’s Schedule 13D on May 20, 2022 was timely and made in accordance with Rule 13d-2(a). As discussed further below, prior to May 19, 2022, CD&R had not formed, and was in fact precluded from forming by virtue of its standstill obligations in its investment agreement with the Company, dated as of April 30, 2020 (the “Investment Agreement”)1, a plan or proposal to proceed with an acquisition of the Company.

[1]

The Investment Agreement contains a standstill provision that, among other things, expressly prohibits CD&R from making any offer or proposal to acquire the Company and from taking actions that would result in any public disclosure with respect to a potential acquisition of the Company without the prior approval of a majority of directors that are unaffiliated with CD&R (which consent could be withheld by such directors in their sole discretion). In particular, Section 5 of the Investment Agreement provides (in relevant part) that CD&R could not (i) “offer or seek to acquire, agree to acquire or make a proposal to acquire, by purchase or otherwise, any securities or direct or indirect rights to acquire any securities of the Company,” (ii) “offer, seek, propose or indicate any interest in (in each case with or without conditions)” any merger or similar transaction involving the Company or (iii) “make any proposal or statement of inquiry or disclose any intention, plan or arrangement” with respect to a merger or other similar transaction involving the Company. The standstill provisions of the Investment Agreement also prohibit CD&R from making “any public announcement with respect to, or offer, seek, propose or indicate an interest in (in each case, with our without conditions)” or disclosing “any intention, plan or arrangement” with respect to a merger or other similar transaction with respect to the Company. CD&R was thus necessarily precluded from taking any action that would require amendment of its Schedule 13D until the Board granted the required waiver.

Securities and Exchange Commission August 5, 2022 Page 6

Moreover, CD&R had not changed its intentions in respect of the Company’s securities, given the preliminary and exploratory nature of its interactions with the Company prior to that date.

Item 4 of CD&R’s Schedule 13D, as last updated on May 1, 2020, had provided, in relevant part, that CD&R “expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities.” Further, Item 4 disclosed that CD&R “may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions,” which could involve discussions with management, the Board and other interested parties.

As noted in the Background of the Merger section of the Proxy Statement, CD&R, including through its director designees, Ravi Sachdev and Sandra Peterson, from time to time, has engaged in discussions with the Company’s management and Board relating to potential strategic transactions by the Company and has provided its insight and expertise on such matters for the benefit of the Company and its stockholders, including in response to inquiries initiated by third parties. In addition, CD&R regularly reviewed its investment in the Company since the closing of the merger between Direct Vet Marketing, Inc. and a division of Henry Schein, Inc. in February 2019, taking into account market conditions, the Company’s performance and CD&R’s own investment objectives. In May 2020, CD&R participated in a private placement of the Company’s securities in response in part to market conditions at the time. At no point did CD&R control the Company – CD&R has only two representatives on the Board and a non-controlling 24.15% ownership interest in the Company’s outstanding common stock.

Subsequent to the private placement and prior to May 19, 2022, CD&R’s actions and intentions were solely of a preliminary and exploratory nature and therefore were consistent with the Item 4 disclosure then set out in CD&R’s Schedule 13D. These preliminary and exploratory actions included:

•

In August 2021, Mr. Sachdev discussed with Benjamin Wolin, the Company’s President and Chief Executive Officer, the Board’s exploration of potential strategic alternatives by the Company following the Company’s receipt of unsolicited inquiries regarding a potential sale of the Company.

•

Between October and November 2021, Mr. Sachdev and Ms. Peterson provided their perspectives to the Board and indicated that CD&R continued to consider and evaluate all alternatives for its investment in the Company, which could involve either the acquisition of additional shares or the disposition of its existing Company shares, depending on the price and terms of a potential transaction.

•

In December 2021, Mr. Sachdev communicated CD&R’s preliminary views on the valuation of the Company in connection with the Company’s formation of the Transaction Committee and launch of a sale process.

•

Between January and February 2022, while CD&R discussed with the Company and its advisors the role that it would play in a sale process, such process was primarily focused on the potential interest of other third parties.

Securities and Exchange Commission August 5, 2022 Page 7

•

In April 2022, in response to the Transaction Committee’s request for the Company’s advisors to reach out to CD&R, CD&R reiterated its position to the Company that it would be open to considering a potential purchase of the remaining shares of Company common stock, provided its revised views on valuation and noted that it would need a partner if it were to pursue a transaction.

•

Between late April and early May 2022, CD&R continued to evaluate and explore a potential transaction, including through conducting due diligence and assessing potential tax implications and, on May 10, 2022, discussing a potential transaction with its investment committee, which has ultimate decision making authority on any transaction involving CD&R.

During portions of the above period, the Company conducted a formal sale process, which commenced in December 2021 and involved broad outreach by the Company’s advisors to 24 parties (not including CD&R), entry into confidentiality agreements with 17 parties and extensive discussions with certain potential buyers. Because of the possibility that CD&R could at some point, upon the invitation of the Board, become a participant in the sale process, the Board asked CD&R’s two director designees, Mr. Sachdev and Ms. Peterson, to recuse themselves from participating in Board deliberations regarding the sales process, which they did. As Mr. Sachdev and Ms. Peterson did not participate in Board deliberations regarding the sales process, CD&R had no control or influence over the Board’s determination of whether or when to waive the standstill provision or whether or when to invite CD&R to make a formal proposal. Further, as is set forth in the Background of the Merger section of the Proxy Statement, the Transaction Committee controlled the sale process.

In addition to requiring a waiver of the standstill provision in order to submit an offer, for this particular transaction, because it involved two investment funds managed by CD&R, CD&R was also required to obtain the approval of the limited partner advisory committees (“LPACs”) for those two funds. Those approvals were received on May 18, 2022.

Moreover, CD&R ultimately determined that it could only consider entering into a transaction with a third-party partner, and therefore, TPG’s willingness to proceed with a transaction was a prerequisite to CD&R’s pursuing the same. TPG did not receive its final investment committee approval for the transaction until May 16, 2022 following the completion of TPG’s due diligence. Before such date CD&R could not rely on TPG’s participation in a transaction in its exploration of a potential transaction.

CD&R respectfully submits that its view regarding the propriety of the timing of its Schedule 13D amendment is supported by case law addressing Schedule 13D disclosure obligations. Rule 13d-2(a) states that once a Schedule 13D is filed, the schedule only needs to be amended “[i]f any material change occurs in the facts set forth in the Schedule 13D.” The term “material” is not defined in Regulation 13D or elsewhere in the U.S. securities laws. Based on relevant case law, including the U.S. Supreme Court decision in Basic Inc. v. Levinson, 485 U.S. 224 (1988), whether merger discussions and negotiations are material, and therefore, ripe for disclosure, requires an assessment of the probability that the transaction will be completed and the magnitude of the potential transaction. In addition, in Azurite Corp. v. Amster & Co., 52 F.3d 15, 18 (2d Cir. 1995), the Second Circuit reaffirmed the proposition that Section 13(d) of the Securities Exchange Act of 1934 does not require a party filing a Schedule 13D statement to disclose preliminary considerations or exploratory work and that it only requires disclosure of definite plans. Courts have also cautioned Schedule 13D filers against “overstat[ing] the definiteness of [their] plans.” Vladimir

Securities and Exchange Commission August 5, 2022 Page 8

v. Bioenvision Inc., 606 F. Supp. 2d 473, 495 (S.D.N.Y. 2009) (quoting Elec. Specialty Co. v. Int’l Controls Corp., 409 F.2d 937, 948 (2d Cir. 1969)); see also, e.g., Purolator, Inc. v. Tiger Int’l, Inc., 510 F. Supp. 554, 556 (D.D.C. 1981) (“Disclosure of indefinite plans does not serve the purposes of 13(d) and, indeed, may actually mislead investors.”).

Disclosure of the details of CD&R’s exploratory discussions with the Company at an earlier time was not required, and would have been materially misleading to investors, in light of the significant uncertainty as to whether TPG would participate in a transaction, whether the Board would waive the standstill provision and whether a potential offer for the Company would be approved by CD&R’s LPACs. CD&R believes that premature disclosure of such preliminary discussions would have been materially misleading to the Company’s investors by inappropriately raising their expectation that a transaction was forthcoming and would have run a significant risk of overstating the definitiveness of CD&R’s plans and intentions regarding a transaction with the Company.

For these reasons, CD&R respectfully submits that it was not required to amend its Schedule 13D prior to May 19, 2022.

[Remainder of Page Intentionally Left Blank]

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8096 or by e-mail at amanda.fenster@weil.com.

Sincerely yours,

/s/ Amanda Fenster
Amanda Fenster

cc:	Margaret Pritchard, Covetrus, Inc.
Michael J. Aiello, Weil, Gotshal & Manges LLP
Paul S. Bird, Debevoise & Plimpton LLP
Andrew L. Bab, Debevoise & Plimpton LLP
Spencer K. Gilbert, Debevoise & Plimpton LLP